

SECURITIES AND EXCHANGE COMMISSION 02004778
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~040756~~ 40756

8/1/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

CONIFER SECURITIES, LLC

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conifer Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 MONTGOMERY STREET, SUITE 600
(No. and Street)

SAN FRANCISCO (City) CA (State) 94133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILIP C. STAPLETON 415-677-1500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LALLMAN, FELTMAN, PETERSON & COMPANY, P.A.
(Name — *if individual, state last, first, middle name*)

100 S. LEADVILLE AVE., 2ND FLOOR, KETCHUM, ID 83340
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PHILIP C. STAPLETON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONIFER SECURITIES, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



LITA WILLIS
Commission # 1330205
Notary Public - California
San Francisco County
My Comm. Expires Nov 13, 2005

Signature

President

Title

March 1, 2002

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONIFER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

ASSETS:		
Cash and cash equivalents	$	405,489
Deposits with clearing broker/dealers (cash of $1,768,570 and securities with a market value of $38,475 and cost of $20,577)		1,807,048
Receivables from broker/dealers		2,393,877
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $1,512,309		1,934,921
Other		211,448
TOTAL ASSETS	$	6,752,783

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:		
Accounts payable	$	1,311,628
Payable to broker/dealers		845,669
TOTAL LIABILITIES		2,157,297
MEMBERS' CAPITAL		4,595,486
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	6,752,783

See accompanying notes to the financial statements.

CONIFER SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$ 45,518,254
Interest and dividends	659,985
Other income	160,255
Net inventory and investment losses	(861,623)
Total Revenues	45,476,871
EXPENSES:	
Commission and floor brokerage	25,698,097
Direct customer expenses	7,814,242
Personnel	4,903,270
Occupancy and equipment rental	1,379,569
Communications	617,447
Travel	575,178
Other expenses	1,243,633
Total Expenses	42,231,436
NET INCOME	**$ 3,245,435**